
                                                                    Exhibit 11.1

                     SPECTRIAN CORPORATION AND SUBSIDIARIES
                   COMPUTATION OF NET INCOME (LOSS) PER SHARE
                      (In thousands, except per share data)

                                                           Years ended March 31,
                                                        1997       1996      1995
                                                      -------    -------   -------
Net income (loss)                                     $(3,991)   $ 5,480   $ 5,473
                                                      =======    =======   =======
Weighted average number of shares outstanding
used in computation:
  Common stock                                          8,152      7,702     4,679
  Preferred stock                                        --         --       1,469
  Common stock equivalents as a result of
   stock options outstanding (1)                         --          491     1,147
Staff Accounting Bulletin No. 83 - stock options         --         --          58
Staff Accounting Bulletin No. 83 - preferred shares      --         --          82
                                                      -------    -------   -------

Shares use in computing per share amounts               8,152      8,193     7,435
                                                      =======    =======   =======

Net income (loss) per share                           $ (0.49)   $  0.67   $  0.74

(1) The modified treasury stock method was used when shares obtainable exceeded 20% of the aggregate of Common and Preferred Stock outstanding at the end of the period. The assumed reduced interest expense resulting from the application of this method is immaterial.